Exhibit 99.5

Bitfarms Announces Filing and Mailing of Materials for Special Meeting of Shareholders to Approve U.S. Redomiciliation Plan

U.S. Redomiciliation is an Important Step in Bitfarms’ Strategic Pivot and Rebrand as Keel Infrastructure

Board of Directors Unanimously Recommends Shareholders Vote FOR the Arrangement Resolution

Voting is Now Open: Bitfarms Shareholders are Encouraged to Vote Now in Support of the U.S. Redomiciliation

TORONTO, Ontario and NEW YORK, February 24, 2026 – Bitfarms Ltd. (NASDAQ/TSX: BITF) (“Bitfarms” or the “Company”), a North American digital infrastructure and energy company, today announced that its management information circular (the “Circular”) and related materials in connection with the Company’s upcoming special meeting of shareholders (the “Meeting”) have been filed publicly and are being mailed to shareholders.

Meeting Details

As previously announced, the Meeting will be held virtually at 9:00 a.m. (Eastern time) on March 20, 2026 to approve the Company’s plan of arrangement (the “Arrangement”), under which Bitfarms will redomicile from Canada to the United States (the “U.S. Redomiciliation”) and rebrand as Keel Infrastructure, subject to receipt of shareholder and court approvals. At the Meeting, Bitfarms shareholders will be asked to consider a special resolution (the “Arrangement Resolution”) to approve the proposed Arrangement.

The Company also announced that on February 13, 2026, it obtained an interim order (the “Interim Order”) from the Ontario Superior Court of Justice (Commercial List) authorizing various procedural matters, including the holding of the Meeting and the mailing of the Circular and related materials. The Meeting is to be held in accordance with the terms of the Interim Order.

“We are taking another important step toward completing our U.S. redomiciliation and entering our next phase as Keel Infrastructure,” said CEO Ben Gagnon. “Having conducted a thorough review of potential opportunities to enhance long-term shareholder value over the last year, the Board is confident this transition is the right path forward for our company as we complete our strategic pivot. We encourage our shareholders to review our management information circular for additional information about the value creation opportunities we believe we will unlock as a U.S.-domiciled company focused on HPC/AI infrastructure development.”

The Board unanimously recommends that shareholders vote “FOR” the Arrangement Resolution. As a U.S. domiciled company, Bitfarms expects to benefit from:

●	Expanded access to new capital pools;

●	Increased eligibility for index inclusion;

●	Strengthened commercial positioning with government bodies, utility partners and potential customers;

●	Enhanced alignment with U.S. customer requirements for data centers;

●	Reduced regulatory and political risk related to critical infrastructure and sensitive-data businesses;

●	Greater familiarity of Delaware law to U.S. investors; and

●	Simplified comparison to other U.S. companies and peers.

Arrangement Details

To effect the U.S. Redomiciliation, each outstanding common share of Bitfarms will be exchanged for one share of common stock of Keel Infrastructure (“Keel Common Stock”) pursuant to the Arrangement. In connection with the U.S. Redomiciliation, the Toronto Stock Exchange (the “TSX”) has conditionally approved the Arrangement and the listing of Keel Common Stock, and upon completion of the U.S. Redomiciliation, Keel Common Stock is expected to trade on Nasdaq and the TSX under the ticker symbol KEEL, subject to fulfilling all of the listing requirements of the TSX and Nasdaq, respectively.

The U.S. Redomiciliation is not expected to impact the Company’s existing operations or facilities in Canada and the United States. Following completion of the U.S. Redomiciliation, Keel Infrastructure and its subsidiaries will carry on the business currently conducted by Bitfarms and its subsidiaries.

The U.S. Redomiciliation is expected to be completed on or about April 1, 2026, subject to obtaining shareholder and court approvals, as well as the satisfaction of all other conditions precedent.

Bitfarms’ Board of Directors Encourages Shareholders to Vote FOR the Arrangement Resolution Today

Your vote is important, no matter how many shares you own. The Arrangement Resolution requires approval by at least two-thirds of the votes cast at the Meeting. Shareholders can access the Meeting by visiting https://virtual-meetings.tsxtrust.com/1891 (password: bitfarms2026). The Company has fixed February 13, 2026 as the record date for determining those shareholders entitled to receive notice of and to vote at the Meeting. Even if you plan to attend the Meeting, the Company recommends that you vote your shares in advance of the proxy deadline of 9:00am (Eastern Time) on March 18, 2026. Additional details about how to vote can be found in the Circular or accessed at investor.bitfarms.com/bitfarms-us-redomiciliation.

If you need assistance or have questions about how to vote your shares, Bitfarms’ proxy solicitation agents are standing by to help. Shareholders in Canada can contact Laurel Hill Advisory Group by phone at 1-877-452-7184 (North American toll free) or 416-304-0211 (outside North America), by texting “INFO” to either number, or by email at assistance@laurelhill.com. Shareholders outside of Canada can contact Innisfree M&A Incorporated by phone at 1-877-687-1871 (for U.S. and Canada toll free) or 412-232-3651 (other countries).

The terms and conditions of the Arrangement have been disclosed in further detail in the Circular and related documents that have been mailed to shareholders, filed with the Canadian securities regulatory authorities and made available under the Company’s SEDAR+ profile at www.sedarplus.com, under the Company’s EDGAR profile at www.sec.gov and on the Company’s website at www.bitfarms.com. Shareholders are encouraged to carefully read the Circular in its entirety.

About Bitfarms Ltd.

Bitfarms is a North American digital infrastructure and energy company that builds and operates vertically integrated, data centers and energy infrastructure for high-performance computing, with a legacy Bitcoin mining operation.

Bitfarms’ 2.1 GW North American energy portfolio, comprised of energized, under development, and pipeline MW, is clustered in data center hotspots with robust access to power and fiber infrastructure.

Bitfarms was founded in 2017 and is a proven leader in digital infrastructure with operations throughout the Americas. Bitfarms is headquartered in New York, NY and Toronto, ON and traded on the Nasdaq and TSX.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com
http://x.com/Bitfarms_io
https://www.linkedin.com/company/bitfarms/

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding the U.S. Redomiciliation, the benefits of the U.S. Redomiciliation, the timing of the Meeting, the anticipated effective date of the U.S. Redomiciliation, the required approvals for the U.S. Redomiciliation, the listing of Keel Common Stock on the Nasdaq and the TSX and other statements regarding future growth, plans and objectives of Bitfarms are forward-looking information.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. This forward-looking information is based on assumptions and estimates of management of Bitfarms at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Bitfarms to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors, risks and uncertainties include, among others: anticipated benefits of the U.S. Redomiciliation, including, but not limited to, expanded access to new capital pools, increased eligibility for index inclusion, strengthened commercial positioning with governmental bodies, utility partners and potential customers, enhanced alignment with U.S. customer requirements for data centers, reduced regulatory and political risk related to critical infrastructure and sensitive-data businesses, greater familiarity of Delaware law to U.S. investors and simplified comparison to other U.S. companies and peers, may not be realized or may not meet the expectations of the Company, may not occur at all, and may have unanticipated costs for the Company; failure to obtain required shareholder, and court approval in a timely manner or on conditions acceptable to the Company or the failure of the U.S. Redomiciliation to be completed for any other reasons (or to be completed in a timely manner); incurrence of costs associated with the U.S. Redomiciliation beyond those estimated; unanticipated adverse tax consequences to the Company and Keel Infrastructure in connection with the U.S. Redomiciliation; the impact on the announcement and pendency of the U.S. Redomiciliation on the Company’s business, results of operations and financial conditions; the anticipated benefits of the rebalancing of operations to North America and the North American energy and compute infrastructure strategy may not be realized or the realization of such benefits may be delayed; an inability to apply the Company’s data centers to HPC/AI opportunities on a profitable basis; a failure to secure long-term contracts associated with HPC/AI customers on terms which are economic or at all; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; failure of the equipment upgrades to be installed and operated as planned; the availability of additional power may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected the risks of an increase in electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which Bitfarms operates and the potential adverse impact on profitability; future capital needs and the ability to complete current and future financings, as well as capital market conditions in general; share dilution resulting from equity issuances; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to Bitfarms’ filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the Company’s annual information form for the year ended December 31, 2024, management’s discussion & analysis for the year-ended December 31, 2024 and management’s discussion and analysis for the three and nine months ended September 30, 2025. Although Bitfarms has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by Bitfarms. There can be no assurance that such statements will prove to be accurate as actual results, and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. Bitfarms does not undertake any obligation to revise or update any forward-looking information other than as required by law. Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Investor Relations Contact:	Media Contact:

Laine Yonker investors@bitfarms.com	Tara Goldstein tgoldstein@bitfarms.com

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